                                                                    EXHIBIT 99.1

FINANCIAL STATEMENTS OF IRT PARTNERS L.P. FOR THE YEAR ENDED DECEMBER 31, 2000 AND 1999 AND THE PERIOD FROM INCEPTION (JULY 15, 1998) TO DECEMBER 31, 1998



Report of Independent Public Accountants

To IRT Partners L.P.:

         We have audited the accompanying balance sheets of IRT Partners L.P. (a Georgia limited partnership) as of December 31, 2000 and 1999, and the related statements of earnings, changes in partners' capital, and cash flows for the years ended December 31, 2000 and 1999 and the period from inception (July 15, 1998) to December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IRT Partners L.P., as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 and the period from inception (July 15, 1998) to December 31, 1998, in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP


Atlanta, Georgia
January 26, 2001

                                IRT PARTNERS L.P.
                                 BALANCE SHEETS
                           December 31, 2000 and 1999
               (In thousands, except share and per share amounts)

                                                                                 2000          1999
                                                                              ---------     ---------
ASSETS

        Rental properties                                                     $ 161,213     $ 147,123
        Accumulated depreciation                                                (24,099)      (20,518)
                                                                              ---------     ---------
              Net rental properties                                             137,114       126,605

        Cash and cash equivalents                                                 6,643           359
        Advances to affiliate, net                                                   19         8,923
        Prepaid expenses and other assets                                         2,038         1,947
                                                                              ---------     ---------

Total assets                                                                  $ 145,814     $ 137,834
                                                                              =========     =========

LIABILITIES & PARTNERS' CAPITAL

Liabilities:
        Mortgage notes payable, net                                           $  30,595     $  31,181
        Advances from affiliate, net                                                 --            --
        Accrued expenses and other liabilities                                    1,699         2,545
                                                                              ---------     ---------

              Total liabilities                                                  32,294        33,726

Limited partners' capital interest (815,852 OP Units at December 31, 2000
        and 1999, respectively) at redemption value                               6,621         6,374

Commitments and contingencies  (Note 6)

Partners' capital
        General partner (129,433 and 114,613 OP Units at December 31, 2000
              and 1999, respectively)                                             1,131         1,041

        Limited partner (11,997,929 and 10,530,883 OP Units at
              December 31, 2000 and 1999, respectively)                         105,768        96,693
                                                                              ---------     ---------

Total partners' capital                                                         106,899        97,734
                                                                              ---------     ---------
Total liabilities and partners' capital                                       $ 145,814     $ 137,834
                                                                              =========     =========

      The accompanying notes are an integral part of these balance sheets.

                                IRT PARTNERS L.P.
                             STATEMENTS OF EARNINGS
                 For the Years Ended December 31, 2000 and 1999
       and the Period from Inception (July 15, 1998) to December 31, 1998
                                 (In thousands)

                                                             2000         1999         1998
                                                           -------      -------      -------
Revenues:
      Income from rental properties                        $20,295      $19,802      $ 7,187
      Interest income from affiliate                           331          324           --
                                                           -------      -------      -------

            Total revenues                                  20,626       20,126        7,187
                                                           -------      -------      -------

Expenses:
      Operating expenses of rental properties                5,371        4,909        1,794
      Interest on mortgages                                  2,441        2,418          836
      Depreciation                                           3,581        3,350        1,281
      General and administrative                               848          788            1
                                                           -------      -------      -------

            Total expenses                                  12,241       11,465        3,912
                                                           -------      -------      -------

            Income before gain on sales of properties        8,385        8,661        3,275

Gain on sales of properties                                     --        1,130           --
                                                           -------      -------      -------
      Net earnings                                         $ 8,385      $ 9,791      $ 3,275
                                                           =======      =======      =======

        The accompanying notes are an integral part of these statements.

                                IRT PARTNERS L.P.
                    STATEMENT OF CHANGES IN PARTNERS' CAPITAL
                 For the Years Ended December 31, 2000 and 1999
       and the Period from Inception (July 15, 1998) to December 31, 1998
                                 (In thousands)

                                                                                                              Limited
                                                                                                  Total       Partners'
                                                                      General      Limited      Partners'     Capital
                                                                      Partner      Partner       Capital      Interest
                                                                      -------     ---------     ---------     ---------
Opening Balance                                                       $    --     $      --     $      --     $    --

Initial Capital Contributions                                             832        74,652        75,484          --

Issuance of units for acquisitions of rental properties                    --            --            --       7,741

Cash contributions for acquisitions of rental properties                  113        11,182        11,295          --

Issuance of units for cash                                                  7           675           682          53

Distributions                                                             (30)       (2,715)       (2,745)       (232)

Net earnings                                                               33         2,980         3,013         262

Adjustment to reflect limited partners' capital interest at
redemption value                                                           --            30            30         (30)

                                                                      -------     ---------     ---------     -------
Balance, December 31, 1998                                                955        86,804        87,759       7,794

Cash contributions for acquisitions of rental properties                   92         9,169         9,261          --

Distributions                                                            (104)       (9,660)       (9,764)       (733)

Net Earnings                                                               98         9,010         9,108         683

Adjustment to reflect limited partners' capital interest at
redemption value                                                           --         1,370         1,370      (1,370)

                                                                      -------     ---------     ---------     -------
Balance, December 31, 1999                                              1,041        96,693        97,734       6,374

Cash contributions for acquisitions of rental properties                  113        11,688        11,801          --

Distributions                                                            (107)       (9,900)      (10,007)       (767)

Net Earnings                                                               84         7,705         7,789         596

Adjustment to reflect limited partners' capital interest at
redemption value                                                           --          (418)         (418)        418
                                                                      -------     ---------     ---------     -------
Balance, December 31, 2000                                            $ 1,131     $ 105,768     $ 106,899     $ 6,621
                                                                      =======     =========     =========     =======

      The accompanying notes are an integral part of these balance sheets.

                                IRT Partners L.P.
                             STATEMENT OF CASH FLOWS
                 For the Years Ended December 31, 2000 and 1999
       and the Period from Inception (July 15, 1998) to December 31, 1998
                                 (In thousands)

                                                                                2000         1999         1998
                                                                              --------     --------     --------
Cash flows from operating activities:
  Net earnings                                                                $  8,385     $  9,791     $  3,275
  Adjustments to reconcile earnings to net cash from operating activities:
    Depreciation                                                                 3,581        3,350        1,281
    Gain on sales of properties                                                     --       (1,130)          --
    Changes in assets and liabilities:
      (Increase) decrease in prepaid expenses and other assets                     (91)        (678)         116
      (Decrease) increase in accrued expenses and other liabilities             (1,038)         885         (544)
                                                                              --------     --------     --------

Net cash flows from operating activities                                        10,837       12,218        4,128
                                                                              --------     --------     --------

Cash flows used in investing activities:
  Proceeds from sales of properties, net                                            --        8,867           --
  Additions to real estate investments, net                                    (13,898)     (11,113)     (11,973)
                                                                              --------     --------     --------

Net cash flows used in investing activities                                    (13,898)      (2,246)     (11,973)
                                                                              --------     --------     --------

Cash flows used in financing activities:
  Distributions paid, net                                                      (10,774)     (10,497)      (2,242)
  Net advances from (to) affiliate                                               8,904       (8,956)          33
  Principal amortization of mortgage notes payable                                (586)        (524)        (138)
  Issuance of units for cash                                                    11,801        9,261       11,295
                                                                              --------     --------     --------

Net cash flows from (used in) financing activities                               9,345      (10,716)       8,948
                                                                              --------     --------     --------

Net increase (decrease) in cash and cash equivalents                             6,284         (744)       1,103

Cash and cash equivalents at beginning of period                                   359        1,103           --
                                                                              --------     --------     --------
Cash and cash equivalents at end of period                                    $  6,643     $    359     $  1,103
                                                                              ========     ========     ========

Supplemental disclosures of cash flow information:

  Total cash paid for interest                                                $  2,445     $  2,386     $    663
                                                                              ========     ========     ========

        The accompanying notes are an integral part of these statements.

                               IRT PARTNERS L.P.

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
                             (DOLLARS IN THOUSANDS)
                   (UNAUDITED WITH RESPECT TO SQUARE FOOTAGE)

1.   ORGANIZATION AND NATURE OF OPERATIONS

         IRT Partners L.P. ("LP"), a Georgia limited partnership formed July 15, 1998, is the entity through which IRT Property Company (the "Company"), a self-administered and self-managed real estate investment trust ("REIT"), conducts a portion of its business and owns (either directly or through subsidiaries) a portion of its assets.

         The Company is the sole general partner of LP and maintains an indirect partnership interest through its wholly-owned subsidiary, IRT Management Company. The Company initially contributed 20 shopping centers, related assets and cash to LP in exchange for 8,486,217 limited partnership units ("OP Units"). The Company was issued additional OP Units in exchange for cash contributions to fund further acquisition activity. Since the formation of LP, the Company has contributed cash to acquire five shopping centers, and LP has divested three shopping centers. At December 31, 2000, the Company owns approximately 93.0% of LP.

         LP was formed by the Company in order to enhance the Company's acquisition opportunities by offering potential sellers the ability to engage in tax deferred sales of properties in exchange for OP Units. In August 1998, certain unaffiliated persons contributed their interests in three Florida shopping centers in exchange for a total of 815,852 OP Units.

         LP is obligated to redeem each OP Unit held by a person other than the Company, at the request of the holder, for cash equal to the fair market value of a share of the Company's common stock at the time of such redemption, provided that the Company may elect to acquire any such OP Unit presented for redemption for one common share or cash. Such limited partnership interest held by persons unaffiliated with the Company is reflected as "Limited Partners' Capital Interest" in the accompanying balance sheets at the cash redemption amount on the balance sheet dates.

         Federal income tax laws require the Company, as a REIT, to distribute 95% of its ordinary taxable income. LP makes quarterly distributions to holders of OP Units to enable the Company to satisfy this requirement.

         At December 31, 2000, LP owns 25 neighborhood and community shopping centers located in Florida, Tennessee, Georgia and North Carolina. The shopping centers are anchored by necessity-oriented retailers such as supermarkets, drug stores and/or discount variety stores.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INCOME RECOGNITION

         Leases with tenants are accounted for as operating leases. Rental revenue is recognized on a straight-line basis over the initial lease term. Certain tenants are required to pay percentage rents based on the tenant's gross sales. This percentage rental revenue is recorded upon collection. LP received reimbursements from tenants for real estate taxes, common area maintenance and other recoverable costs. These tenant reimbursements are recognized as revenue in the period the related expense is recorded.

         LP makes valuation adjustments to all tenant related revenue based upon the tenant's credit and business risk. LP suspends the accrual of income on specific investments where interest, reimbursement or rental payments are delinquent sixty days or more.

         Other non-rental revenue is recognized as revenue when earned.

         Gains on sales of real estate assets are recognized at the time title to the asset is transferred to the buyer, subject to the adequacy of the buyer's initial and continuing investment and the assumption by the buyer of all future ownership risks of the property.

RENTAL PROPERTIES

         Rental properties are stated at cost less accumulated depreciation. Costs incurred for the acquisition, renovation, and betterment of the properties are capitalized and depreciated over their estimated useful lives. Recurring maintenance and repairs are charged to expense as incurred. Depreciation is computed on a straight-line basis generally for a period of sixteen to forty years for buildings and significant improvements. Tenant improvements are depreciated on a straight-line basis over the life of the related lease.

         LP periodically evaluates the carrying value of its long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In cases where particular assets are being held for sale, impairment is based on whether the fair value (estimated sales price less costs of disposal) of each individual property to be sold is less than the net book value. Otherwise, impairment is based on whether it is probable that undiscounted future cash flows from each property will be less than its net book value. Management believes that no material impairment existed at December 31, 2000, and accordingly no loss was recognized.

CASH EQUIVALENTS

         LP considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

         No federal or state income taxes are reflected in the accompanying financial statements since LP is a partnership and its partners are required to include their respective share of profits and losses in their income tax returns.

COMPREHENSIVE INCOME

         In 1998 LP adopted SFAS No. 130, "Reporting Comprehensive Income." This statement established standards for reporting and disclosing comprehensive income (defined as revenues, expenses, gains and losses that under generally accepted accounting principles are not included in net income) and its components. LP had no items of other comprehensive income in 2000, 1999 or 1998.

SEGMENT REPORTING

         In 1998 LP adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement established standards for reporting financial and descriptive information about operating segments in annual financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. LP's chief operating decision maker is its senior management group.

         LP owns and operates retail shopping centers in four states in the southeastern United States. Such shopping centers generate rental and other revenue through the leasing of shop spaces to a diverse base of tenants. LP evaluates the performance of each of its shopping centers on an individual basis. However, because the shopping centers have generally similar economic characteristics and tenants, the shopping centers have been aggregated into one reportable segment.

DERIVATIVE FINANCIAL INSTRUMENTS

         In June 1998 SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued establishing accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair market value. SFAS No. 133 requires that changes in the derivative's fair market value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. This statement was to be effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133". This statement delayed the effective date of SFAS No. 133 for one year, to fiscal years beginning after June 15, 2000. In June 2000, FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133," which amended SFAS No. 133 to address issues related to implementation difficulties. LP adopted these standards on January 1, 2001. LP did not hold and has not engaged in transactions using derivative financial instruments. The adoption of these standards has not had a material effect on the LP's balance sheet or results of operations through December 31, 2000.

3.   RENTAL PROPERTIES

         Rental properties are comprised of the following at December 31, 2000 and 1999:

                                                  2000          1999
                                                --------      --------
    Land related to buildings and improvements  $ 37,428      $ 34,628
    Buildings and improvements                   123,785       112,495
                                                --------      --------

                                                $161,213      $147,123
                                                ========      ========

         Future minimum base rentals on noncancellable operating leases for LP's shopping center investments at December 31, 2000 are as follows:

                              Year                           Amount
                          ------------                     ----------
                           2001                             $ 16,747
                           2002                               14,784
                           2003                               12,544
                           2004                               10,987
                           2005                                9,205
                           Thereafter                         36,389
                                                           ---------
                                                           $ 100,656
                                                           =========

                          SHOPPING CENTER ACQUISITIONS

  Date                                                     Square         % Leased       Total Initial
Acquired       Property Name          City, State         Footage      at Acquisition        Cost         Cash Paid
---------    -----------------     -----------------      -------      --------------    -------------    ---------
 12/28/00    Pine Ridge Square     Coral Springs, FL      117,399            100%        $   11,600       $  11,438

4.   MORTGAGE NOTES PAYABLE

         Mortgage notes payable are collateralized by various real estate investments having a net carrying value of approximately $50,314 at December 31, 2000. These notes have stated interest rates ranging from 7.50% to 9.1875% and are due in monthly installments with maturity dates ranging from 2009 to 2021.

         Future principal amortization and balloon payments applicable to mortgage notes payable at December 31, 2000 are as follows:

                                  Principal        Balloon
             Year               Amortization       Payments          Total
      -------------------       -------------      ---------       ---------
      2001                        $  527              $  -         $     527

      2002                           573                                 573
                                                         -
      2003                           623                                 623
                                                         -
      2004                           676                                 676
                                                         -
      2005                           735                                 735
                                                         -
      Thereafter                   6,230            19,830            26,060
                                   -----            ------         ---------

                                   9,364            19,830            29,194
                                   -----            ------
      Interest Premium                                                 1,401
                                                                   ---------
                                                                   $  30,595
                                                                   =========

         Based on the borrowing rates currently available to LP for mortgages with similar terms and maturities, the estimated fair value of mortgage notes payable was approximately $41,305 and $30,920 at December 31, 2000 and 1999, respectively.

5.       RELATED PARTY TRANSACTIONS

         In 1999, LP advanced the Company approximately $8,923. The advances represent cash generated by LP that has been subsequently advanced to the Parent. During the year, LP earned approximately $324 in interest generated from these borrowings, which bear interest, calculated on a monthly basis, at the three-month treasury bill rate.

         In 2000, the Company advanced LP approximately $8,904. Included within this amount are cash advances of LP to the Company of approximately $2,509. These advances represent cash generated by LP that has been subsequently advanced to the Parent. During the year, LP earned approximately $323 in interest generated from these borrowings.

         Also in 2000 and 1999, the Parent contributed cash to LP of $11,801 and $9,261, respectively, in exchange for OP Units for the acquisition of rental properties.

6.   COMMITMENTS AND CONTINGENCIES

         LP has guaranteed the bank indebtedness and senior indebtedness of the Company.

         Certain LP properties have environmental concerns that have been or are being addressed. The Company maintains limited insurance coverage for this type of environmental risk. Although no assurance can be given that LP properties will not be affected adversely in the future by environmental problems, LP presently believes that there are no environmental matters that are reasonably likely to have a material adverse effect on LP's financial position.